Eshallgo Inc

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

February 9, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Scott Anderegg

Re:	Eshallgo Inc Amendment No. 7 to Registration Statement on Form F-1 Filed December 18, 2023 File No. 333-271478

Dear Mr. Anderegg:

This letter is in response to your letter on December 21, 2023 in which you provided a comment to the Registration Statement on Form F-1 (the “Registration Statement”) of Eshallgo Inc (the “Company”) filed with the U.S. Securities and Exchange Commission on December 18, 2023. On the date hereof, the Company has submitted Amendment No. 7 to Registration Statement on Form F-1 (“Amendment No. 7”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Amendment No. 6 to Registration Statement on Form F-1 filed December 18, 2023

PRC laws and regulations governing our current business operations are sometimes vague and uncertain, page 49

1.	We note that your risk factor disclosure states (emphasis added) that: "The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement are not always uniform." Your June 30, 2023 risk factor disclosure stated that this risk "may involve substantial uncertainty." Please revise your risk factor to the June 30, 2023 language.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the risk factor similarly situated on page 49 of the June 30, 2023 language, which states (emphasis added) “the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties,” indeed involves the underlined phrase “not always uniform,” and the phrase “may involve substantial uncertainty” has been used throughout that risk factor to the extent the logic follows contextually. We also respectfully advise the Staff that subsequent filings to June 30, 2023, i.e., Amendment No. 4 filed on May 25, 2023, also involved a combination and revision of a repetitive and similar risk factor. Accordingly, we have revised the risk factor to the extent most consistent to the June 30, 2023 filing on page 48 of Amendment No. 7.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer